Exhibit 99.2

FINANCIAL SUPPLEMENT
As of March 31, 2025

Aspen Insurance Holdings Limited

This financial supplement is for information purposes only. All financial information contained herein is unaudited. This financial supplement is not being filed with the U.S Securities and Exchange Commission ("SEC"). It should be read in conjunction with documents filed by Aspen Insurance Holdings Limited with the SEC, including its Annual Report on Form 20-F. Please refer to the Company's website at www.aspen.co for further information about Aspen.

Investor Contact:
Aspen Insurance Holdings Limited
Jo Scott, Group Head of Corporate Communications
Jo.scott@Aspen.co
+44 20 7184 8000

ASPEN INSURANCE HOLDINGS LIMITED
Basis of Presentation
Definitions and presentations: All financial information contained herein is unaudited. Unless otherwise noted, all data is in U.S. dollar millions, except for per share amounts, percentages and ratio information.

In presenting Aspen's results, management has included and discussed certain "non-GAAP financial measures". Management believes that these non-GAAP measures, which may be defined differently by other companies within or outside of the re/insurance industry, better explain Aspen's results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen's business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP. The reconciliation of such non-GAAP financial measures to their respective most directly comparable GAAP financial measures is included in this financial supplement. Investors are cautioned not to place undue reliance on these non-GAAP measures in assessing the Company's overall financial performance.

Operating income (a non-GAAP financial measure): Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the loss portfolio transfer (“LPT”) contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments, non-operating expenses and income, and preference share redemption costs.

Aspen excludes these items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen's results of operations in a manner similar to how management analyzes Aspen's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income. Please see page 21 for a reconciliation of net income to operating income.

Average equity (a non-GAAP financial measure): Average equity is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issue expenses.

Annualized operating return on average equity (“Operating ROE”) (a non-GAAP financial measure): Operating ROE is calculated by dividing operating income by average equity, both of which are defined above. Aspen presents Operating ROE as a measure that is commonly recognized as a standard of performance by investors, analysts, rating agencies and other users of its financial information. See page 21 for a reconciliation of operating income to net income and page 8 for a reconciliation of average shareholders' equity to average ordinary shareholders' equity.

Book value per ordinary share ("BVPS"): Book value per ordinary share is calculated based on total shareholders’ equity excluding the aggregate value of the liquidation preferences of our preference shares, divided by the number of shares outstanding. The growth in BVPS calculation is adjusted for cumulative ordinary dividends for the period. Book value per ordinary share excluding AOCI (a non-GAAP financial measure): Book value per ordinary share excluding AOCI is book value per share adjusted to remove the impact of accumulated other comprehensive income ("AOCI").

Underwriting income or loss (a non-GAAP financial measure): Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance. Adjusted underwriting income or loss includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years.

Catastrophe losses: Aspen has defined catastrophe losses in the three months ended March 31, 2025 and March 31, 2024 as losses primarily associated with natural disasters and extreme weather-related events, and can include pandemics and other events depending on their severity.

General Insurance: Along with most property and casualty insurance companies, Aspen uses the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Combined ratio is the sum of the loss ratio and the expense. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums. Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years.

ASPEN INSURANCE HOLDINGS LIMITED
Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, our ability to maintain the listing of our Class A ordinary shares on the New York Stock Exchange or another national securities exchange, the impact of compliance obligations with applicable laws, rules and regulations related to being a public company, the cyclical nature of the insurance and reinsurance industry and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2024, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this report should not be considered as a representation by us that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

	ASPEN INSURANCE HOLDINGS LIMITED
	Financial Highlights
	Three Months Ended March 31,
(in US$ millions except for percentages, share and per share amounts)	2025	2024	Change
Gross written premiums	$1,287.2	$1,231.4	4.5%
Net written premiums	$751.7	$740.9	1.5%
Net earned premiums	$702.7	$665.7	5.6%
Net income	$36.8	$111.8	(67.1)%
Operating income	$50.4	$103.4	(51.3)%
Net investment income	$75.9	$76.8	(1.2)%
Underwriting income	$27.2	$89.5	(69.6)%
Adjusted underwriting income (1)	$36.2	$90.9	(60.2)%

Aspen Capital Markets fee income	$45.6	$33.6	36.0%

Underwriting Ratios
Loss ratio	64.8%	57.8%
Acquisition cost ratio	13.6%	14.0%
General, administrative and corporate expense ratio	17.7%	14.8%
Expense ratio	31.3%	28.8%
Combined ratio	96.1%	86.6%
Adjusted combined ratio (1)	94.8%	86.3%

Shareholders' Return Metrics
Shareholders' equity, excluding preference shares	$2,490.6	$2,194.5	13.5%
Shareholders' equity, excluding AOCI and preference shares (2)	$2,811.4	$2,628.5	7.0%
Book value per ordinary share (3)	$27.42	$24.16	13.5%
Book value per ordinary share, ex AOCI	$30.95	$28.94	7.0%

Annualized return on average equity
Operating income	8.2%	19.0%

Ordinary shares outstanding at March 31, 2025 and March 31, 2024 (in millions of shares) (3)	90.833	90.833
See pages 8 and 21 for a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures. See page 12 for more details regarding Aspen Capital Markets.
(1) Adjusted underwriting income and adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract.

(2) Accumulated other comprehensive income "AOCI".
(3) On March 30, 2025, the Company's Board of Directors approved the exchange of all of the Company's previously issued and outstanding shares, par value $0.01 per share ("Previous Ordinary Shares"), owned by the Company's Parent for 90,833,333 of Class A ordinary shares, par value $0.001 per share ("Class A Ordinary Shares"). In connection with the Ordinary Share Exchange, the Previous Ordinary Shares were cancelled. The Class A Ordinary Shares have the same voting and economic rights as the Previous Ordinary Shares other than par value. Share and per share information included herein have been retroactively adjusted to reflect the Ordinary Shares Exchange for all periods presented.

	ASPEN INSURANCE HOLDINGS LIMITED
	Consolidated Statements of Operations - Quarterly Results
(in US$ millions except for percentages)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
UNDERWRITING REVENUES
Gross written premiums	$1,287.2	$1,010.7	$1,116.8	$1,250.4	$1,231.4
Premiums ceded	(535.5)	(293.7)	(443.2)	(439.3)	(490.5)
Net written premiums	751.7	717.0	673.6	811.1	740.9
Change in unearned premiums	(49.0)	103.3	24.7	(105.7)	(75.2)
Net earned premiums	702.7	820.3	698.3	705.4	665.7
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	455.3	438.9	474.2	420.2	384.5
Acquisition costs	95.7	130.0	91.7	105.6	92.9
General and administrative expenses	124.5	108.4	99.4	99.3	98.8
Total underwriting expenses	675.5	677.3	665.3	625.1	576.2

Underwriting income	27.2	143.0	33.0	80.3	89.5

Net investment income	75.9	79.1	79.6	82.5	76.8
Interest (expense)/income (1)	(9.1)	(11.1)	(20.9)	(14.0)	(16.1)
Corporate and other expenses	(25.4)	(14.0)	(18.6)	(39.0)	(25.7)
Non-operating expenses (2)	(8.3)	(10.6)	(7.6)	(5.5)	(6.2)
Net realized and unrealized foreign exchange (losses)/gains (3)	(12.9)	36.6	(8.5)	1.9	9.1
Net realized and unrealized investment (losses)/gains	(0.3)	(28.5)	6.1	(26.1)	(1.0)
INCOME BEFORE INCOME TAX	47.1	194.5	63.1	80.1	126.4
Income tax (expense)/benefit	(10.3)	54.1	(6.4)	(11.1)	(14.6)
NET INCOME AFTER TAX, attributable to Aspen Insurance Holdings Limited	36.8	248.6	56.7	69.0	111.8
Dividends paid on preference shares	(12.5)	(13.8)	(13.8)	(13.7)	(13.6)
Preference share redemption costs	(4.4)	—	—	—	—
Income available to Aspen Insurance Holdings Limited's ordinary shareholders	$19.9	$234.8	$42.9	$55.3	$98.2

Loss ratio	64.8%	53.5%	67.9%	59.6%	57.8%
Acquisition cost ratio	13.6%	15.8%	13.1%	15.0%	14.0%
General and administrative expense ratio	17.7%	13.2%	14.2%	14.1%	14.8%
Expense ratio	31.3%	29.0%	27.3%	29.1%	28.8%
Combined ratio	96.1%	82.5%	95.2%	88.7%	86.6%
Adjusted combined ratio (4)	94.8%	83.4%	91.5%	86.7%	86.3%
See pages 8 and 21 for a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures.

(1) Interest expense includes interest on funds withheld related to the LPT contract.
(2) Non-operating expenses in Q1 2025 includes expenses in relation to certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(3) Includes the net realized and unrealized (losses)/gains from foreign exchange contracts.
(4) Adjusted combined ratio includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

ASPEN INSURANCE HOLDINGS LIMITED
Consolidated Statements of Operations - Year To Date Results
(in US$ millions except for percentages)	Three Months Ended March 31,
	2025	2024
UNDERWRITING REVENUES
Gross written premiums	$1,287.2	$1,231.4
Premiums ceded	(535.5)	(490.5)
Net written premiums	751.7	740.9
Change in unearned premiums	(49.0)	(75.2)
Net earned premiums	702.7	665.7
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	455.3	384.5
Acquisition costs	95.7	92.9
General and administrative expenses	124.5	98.8
Total underwriting expenses	675.5	576.2

Underwriting income	27.2	89.5

Net investment income	75.9	76.8
Interest expense (1)	(9.1)	(16.1)
Corporate and other expenses	(25.4)	(25.7)
Non-operating expenses (2)	(8.3)	(6.2)
Net realized and unrealized foreign exchange (losses)/gains (3)	(12.9)	9.1
Net realized and unrealized investment (losses)	(0.3)	(1.0)
INCOME BEFORE INCOME TAX	47.1	126.4
Income tax expense	(10.3)	(14.6)
NET INCOME AFTER TAX, attributable to Aspen Insurance Holdings Limited	36.8	111.8
Dividends paid on preference shares	(12.5)	(13.6)
Preference share redemption costs	(4.4)	—
Income available to Aspen Insurance Holdings Limited's ordinary shareholders	$19.9	$98.2

Loss ratio	64.8%	57.8%
Acquisition cost ratio	13.6%	14.0%
General and administrative expense ratio	17.7%	14.8%
Expense ratio	31.3%	28.8%
Combined ratio	96.1%	86.6%
Adjusted combined ratio (4)	94.8%	86.3%
(1) Interest expense includes interest on deferred premium payments for the LPT contract.
(2) Non-operating expenses in the three months ended March 31, 2025 includes expenses in relation to certain consulting fees, non-recurring transformation activities, and other non-recurring costs.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Adjusted combined ratio in the current period includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

	ASPEN INSURANCE HOLDINGS LIMITED
	Condensed Consolidated Balance Sheets

(in US$ millions except for per share amounts)	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024

ASSETS
Investments	$6,986.8	$6,741.5	$6,487.1	$6,436.4	$6,746.8
Cash and cash equivalents	845.2	914.2	1,244.9	921.2	743.4
Unpaid losses recoverable from reinsurers (1)	4,228.4	4,172.0	4,431.3	4,275.3	4,389.5
Ceded unearned premiums	1,019.0	901.7	1,001.0	962.1	872.9
Underwriting premiums receivable	1,728.3	1,617.0	1,819.1	1,838.4	1,667.0
Deferred acquisition costs	350.8	322.1	361.0	340.9	331.3
Derivative assets	19.2	17.0	26.0	5.6	3.4
Deferred tax assets	384.9	397.9	304.4	310.0	311.2
Other assets	380.4	645.2	407.8	380.0	360.7
Intangible assets and goodwill	19.9	19.9	21.7	21.7	21.7
Total assets	$15,962.9	$15,748.5	$16,104.3	$15,491.6	$15,447.9
LIABILITIES
Reserves for losses and loss adjustment expenses	$8,448.9	$8,122.6	$8,201.3	$7,833.0	$7,796.0
Unearned premiums	2,812.0	2,645.8	2,849.8	2,834.6	2,640.5
Reinsurance premiums	858.6	901.1	1,309.7	1,310.4	1,390.4
Other payables	348.9	357.6	412.6	332.0	352.8
Derivative liabilities	4.0	49.5	7.7	11.5	20.2
Long-term debt	300.0	300.0	300.0	300.0	300.0
Total liabilities	12,772.4	12,376.6	13,081.1	12,621.5	12,499.9
SHAREHOLDERS’ EQUITY
Ordinary shares (2)	0.1	0.1	0.1	0.1	0.1
Preference shares (3) (4)	699.9	970.5	753.5	753.5	753.5
Additional paid-in capital (2)	761.7	761.7	761.7	761.7	761.7
Retained earnings (4)	2,049.6	2,029.7	1,794.9	1,772.0	1,866.7
Accumulated other comprehensive loss, net of taxes	(320.8)	(390.1)	(287.0)	(417.2)	(434.0)
Total shareholders’ equity	3,190.5	3,371.9	3,023.2	2,870.1	2,948.0
Total liabilities and shareholders’ equity	$15,962.9	$15,748.5	$16,104.3	$15,491.6	$15,447.9

See pages 8 and 21 for a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures.

(1) Unpaid losses recoverable from reinsurers includes ceded reserves on the LPT of $1.2 billion for Q1 2025, $1.2 billion for Q4 2024, $1.4 billion for Q3 2024, $1.4 billion for Q2 2024 and $1.5 billion for Q1 2024.
(2) Ordinary shares and Additional paid-in capital have been retroactively adjusted to reflect the Ordinary Shares Exchange for all periods presented.
(3) Includes preference shares with a total value as measured by their liquidation preferences of $725 million less issue expenses of $25.1 million as at the current period, $1,000 million less issue expenses of $29.5 million as at Q4 2024, and $775 million less issue expenses of $21.5 million as at Q3 2024 and prior periods shown above.
(4) On January 1, 2025, the Company redeemed its 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (the "AHL PRC Shares"), representing an aggregate amount of $275.0 million, plus a reclassification of $4.4 million, between retained earnings and preference shares which represents the difference between the capital raised upon issuance, net of issuance costs and the final redemption cost.

	ASPEN INSURANCE HOLDINGS LIMITED
	Book Value Per Ordinary Share

(in US$ millions except for per share amounts and percentages)	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024

Total shareholders' equity	$3,190.4	$3,371.9	$3,023.2	$2,870.1	$2,948.0
Less: preference shares (1)	(699.9)	(970.5)	(753.5)	(753.5)	(753.5)
Ordinary shareholders' equity	$2,490.5	$2,401.4	$2,269.7	$2,116.6	$2,194.5
Less: AOCI	320.9	390.1	287.0	417.2	434.0
Ordinary shareholders' equity, ex AOCI	$2,811.4	$2,791.5	$2,556.7	$2,533.8	$2,628.5

Ordinary shareholders' equity	$2,490.5	$2,401.4	$2,269.7	$2,116.6	$2,194.5
Add back: Ordinary dividend for the period	—	195.0	195.0	175.0	25.0
Ordinary shareholders' equity, adjusted for ordinary dividend	$2,490.5	$2,596.4	$2,464.7	$2,291.6	$2,219.5

Ordinary shares outstanding (in millions) (2)	90.833	90.833	90.833	90.833	90.833
Book value per ordinary share (2)	$27.42	$26.44	$24.99	$23.30	$24.16
Book value per ordinary share, ex AOCI (2)	$30.95	$30.73	$28.15	$27.90	$28.94
Book value per ordinary share, adjusted for ordinary dividend (2)	$27.42	$28.58	$27.13	$25.23	$24.43
Book value per ordinary share quarterly movement, adjusted for ordinary dividend	3.7%	5.3%	7.6%	3.2%	3.0%
(1) Includes preference shares with a total value as measured by their liquidation preferences of $725 million less issue expenses of $25.1 million as at the current period, $1,000 million less issue expenses of $29.5 million as at Q4 2024, and $775 million less issue expenses of $21.5 million as at Q3 2024 and prior periods shown above.
(2) Ordinary shares and Additional paid-in capital have been retroactively adjusted to reflect the Ordinary Shares Exchange for all periods presented.

ASPEN INSURANCE HOLDINGS LIMITED
Return On Average Equity

	Three Months Ended
(in US$ millions except for percentages)	March 31, 2025	March 31, 2024

Average shareholders' equity	$3,281.2	$2,928.3
Average preference shares (1)	(835.2)	(753.5)
Average ordinary shareholders' equity	$2,446.0	$2,174.8
Return on average equity:
Net income available to ordinary shareholders	0.8%	4.5%
Operating income	2.1%	4.8%
Annualized return on average equity:
Net income available to ordinary shareholders	3.2%	18.1%
Operating income	8.2%	19.0%

(1) Includes preference shares with a total value as measured by their liquidation preferences of $725 million less issue expenses of $25.1 million as at the current period, and $775 million less issue expenses of $21.5 million for the comparative periods shown above.

	ASPEN INSURANCE HOLDINGS LIMITED
	Consolidated Underwriting Results by Operating Segment

	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
(in US$ millions except for percentages)	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$600.7	$686.5	$1,287.2	$614.4	$617.0	$1,231.4
Net written premiums	373.8	377.9	751.7	402.5	338.4	740.9
Gross earned premiums	444.9	675.6	1,120.5	414.2	602.8	1,017.0
Net earned premiums	299.0	403.7	702.7	304.7	361.0	665.7
Losses and loss adjustment expenses	207.4	247.9	455.3	155.4	229.1	384.5
Acquisition costs	45.6	50.1	95.7	57.2	35.7	92.9
General and administrative expenses	50.0	74.5	124.5	36.6	62.2	98.8
Underwriting (loss)/income	$(4.0)	$31.2	$27.2	$55.5	$34.0	$89.5
Net investment income			75.9			76.8
Net realized and unrealized investment (losses)			(0.3)			(1.0)
Corporate and other expenses			(25.4)			(25.7)
Non-operating expenses (1)			(8.3)			(6.2)
Interest expense (2)			(9.1)			(16.1)
Net realized and unrealized foreign exchange (losses)/gains (3)			(12.9)			9.1
Income before income tax			$47.1			$126.4
Income tax expense			(10.3)			(14.6)
Net income			$36.8			$111.8
Ratios
Current accident year loss ratio, excluding catastrophe losses	45.3%	56.7%	51.8%	42.2%	61.6%	52.6%
Catastrophe losses	24.9%	4.2%	13.0%	6.8%	3.2%	4.9%
Current year loss ratio	70.2%	60.9%	64.8%	49.0%	64.8%	57.5%
Prior year reserve development, post LPT years	(2.4)%	(0.5)%	(1.3)%	—%	—%	—%
Adjusted loss ratio	67.8%	60.4%	63.5%	49.0%	64.8%	57.5%
Impact of the LPT	1.6%	1.0%	1.3%	2.0%	(1.3)%	0.3%
Loss ratio	69.4%	61.4%	64.8%	51.0%	63.5%	57.8%
Acquisition cost ratio	15.3%	12.4%	13.6%	18.8%	9.9%	14.0%
General and administrative expense ratio	16.7%	18.5%	17.7%	12.0%	17.2%	14.8%
Expense ratio	32.0%	30.9%	31.3%	30.8%	27.1%	28.8%
Combined ratio	101.4%	92.3%	96.1%	81.8%	90.6%	86.6%
Adjusted combined ratio (4)	99.8%	91.3%	94.8%	79.8%	91.9%	86.3%

(1) Non-operating expenses in Q1 2025 includes expenses in relation to consulting fees, non-recurring transformation activities, and other non-recurring costs.
(2) Interest expense includes interest on deferred premium payments for the LPT contract.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) Adjusted combined ratio in the current period includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

	ASPEN INSURANCE HOLDINGS LIMITED
	Reinsurance Segment - Quarterly Results

(in US$ millions except for percentages)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Gross written premiums	$600.7	$289.0	$416.2	$566.2	$614.4
Net written premiums	373.8	223.7	263.7	385.8	402.5
Gross earned premiums	444.9	523.9	449.7	434.3	414.2
Net earned premiums	299.0	380.4	293.5	327.1	304.7
Net losses and loss adjustment expenses	207.4	188.3	208.6	189.0	155.4
Amortization of deferred policy acquisition costs	45.6	68.5	43.9	57.4	57.2
General and administrative expenses	50.0	28.0	41.2	35.9	36.6
Underwriting (loss)/income	$(4.0)	$95.6	$(0.2)	$44.8	$55.5
Ratios
Current accident year loss ratio, excluding catastrophe losses	45.3%	38.9%	53.8%	41.6%	42.2%
Catastrophe losses	24.9%	9.9%	15.4%	13.2%	6.8%
Current accident year loss ratio	70.2%	48.8%	69.2%	54.8%	49.0%
Prior year reserve development ratio, post LPT years	(2.4)%	0.5%	0.3%	(1.1)%	—%
Adjusted loss ratio	67.8%	49.3%	69.5%	53.7%	49.0%
Impact of the LPT	1.6%	0.2%	1.6%	4.1%	2.0%
Loss ratio	69.4%	49.5%	71.1%	57.8%	51.0%
Acquisition cost ratio	15.3%	18.0%	15.0%	17.5%	18.8%
General and administrative expense ratio	16.7%	7.4%	14.0%	11.0%	12.0%
Combined ratio	101.4%	74.9%	100.1%	86.3%	81.8%
Adjusted combined ratio (1)	99.8%	74.7%	98.5%	82.2%	79.8%

(1) Adjusted combined ratio in the current period includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

	ASPEN INSURANCE HOLDINGS LIMITED
	Insurance Segment - Quarterly Results

(in US$ millions except for percentages)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Gross written premiums	$686.5	$721.7	$700.6	$684.2	$617.0
Net written premiums	377.9	493.3	409.9	425.3	338.4
Gross earned premiums	675.6	689.5	652.5	620.9	602.8
Net earned premiums	403.7	439.9	404.8	378.3	361.0
Net losses and loss adjustment expenses	247.9	250.6	265.6	231.2	229.1
Amortization of deferred policy acquisition costs	50.1	61.5	47.8	48.2	35.7
General and administrative expenses	74.5	80.4	58.2	63.4	62.2
Underwriting income	$31.2	$47.4	$33.2	$35.5	$34.0
Ratios
Current accident year loss ratio, excluding catastrophe losses	56.7%	55.4%	56.7%	60.7%	61.6%
Catastrophe losses	4.2%	3.2%	2.4%	1.3%	3.2%
Current accident year loss ratio	60.9%	58.6%	59.1%	62.0%	64.8%
Prior year reserve development ratio, post LPT years	(0.5)%	—%	1.0%	(0.9)%	—%
Adjusted loss ratio	60.4%	58.6%	60.1%	61.1%	64.8%
Impact of the LPT	1.0%	(1.6)%	5.5%	—%	(1.3)%
Loss ratio	61.4%	57.0%	65.6%	61.1%	63.5%
Acquisition cost ratio	12.4%	14.0%	11.8%	12.7%	9.9%
General and administrative expense ratio	18.5%	18.3%	14.4%	16.8%	17.2%
Combined ratio	92.3%	89.3%	91.8%	90.6%	90.6%
Adjusted combined ratio (1)	91.3%	90.9%	86.3%	90.6%	91.9%

(1) Adjusted combined ratio in the current period includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

	ASPEN INSURANCE HOLDINGS LIMITED
	Aspen Capital Markets

Aspen Capital Markets sources capital and develops alternative reinsurance structures and products to leverage the Company's underwriting and analytical expertise and earns underwriting, management and performance fees for Aspen from other third party investors primarily through the placement and management of side cars, Insurance Linked Securities (ILS) funds and other offerings. The numbers in the table below are exclusive of co-investments made by the Company.

	Three Months Ended March 31,	Three Months Ended March 31,
(in US$ millions)	2025	2024

Third Party Capital	$2,192.9	$1,665.9

Earned Premium	$256.3	$197.5

Fee Income (1)	$45.6	$33.6

(1) Fee income of $45.6 million and $33.6 million is included as an offset to acquisition expenses for the three months ended March 31, 2025 and the three months ended March 31, 2024, respectively.

	ASPEN INSURANCE HOLDINGS LIMITED
	Written and Earned Premiums by Segment and Lines of Business
(in US$ millions)
Gross Written Premiums	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Reinsurance
Property Catastrophe Reinsurance	$145.1	$17.4	$88.3	$172.9	$151.6
Other Property Reinsurance	97.7	69.9	103.1	109.9	125.9
Casualty Reinsurance	258.2	161.5	171.9	201.1	228.8
Specialty Reinsurance	99.7	40.2	52.9	82.3	108.1
Total Reinsurance	$600.7	$289.0	$416.2	$566.2	$614.4
Insurance
First Party Insurance	$65.0	$78.3	$71.1	$74.2	$66.3
Specialty Insurance	116.5	127.4	120.3	127.8	106.2
Casualty and Liability Insurance	168.3	193.3	182.0	200.2	162.7
Financial and Professional Lines Insurance	290.2	290.6	285.6	243.1	234.2
Other Insurance (1)	46.5	32.1	41.6	38.9	47.6
Total Insurance	$686.5	$721.7	$700.6	$684.2	$617.0

Total Gross Written Premiums	$1,287.2	$1,010.7	$1,116.8	$1,250.4	$1,231.4

Net Written Premiums
Reinsurance
Property Catastrophe Reinsurance	$48.5	$12.0	$18.5	$69.2	$43.8
Other Property Reinsurance	81.9	66.5	92.1	106.7	109.8
Casualty Reinsurance	153.0	98.2	105.2	127.9	146.2
Specialty Reinsurance	90.4	47.0	47.9	82.0	102.7
Total Reinsurance	$373.8	$223.7	$263.7	$385.8	$402.5
Insurance
First Party Insurance	$43.0	$73.3	$65.7	$56.8	$33.2
Specialty Insurance	62.7	105.7	93.7	88.6	63.7
Casualty and Liability Insurance	88.4	121.7	64.7	115.2	95.0
Financial and Professional Lines Insurance	154.4	157.1	162.8	145.9	120.9
Other Insurance (1)	29.4	35.5	23.0	18.8	25.6
Total Insurance	$377.9	$493.3	$409.9	$425.3	$338.4

Total Net Written Premiums	$751.7	$717.0	$673.6	$811.1	$740.9

Net Earned Premiums
Reinsurance
Property Catastrophe Reinsurance	$47.5	$42.4	$36.2	$33.1	$32.3
Other Property Reinsurance	81.8	87.6	92.2	101.3	103.2
Casualty Reinsurance	116.2	115.9	116.0	117.3	107.5
Specialty Reinsurance	53.5	134.5	49.1	75.4	61.7
Total Reinsurance	$299.0	$380.4	$293.5	$327.1	$304.7
Insurance
First Party Insurance	$58.1	$59.7	$62.8	$56.0	$58.3
Specialty Insurance	83.7	89.2	85.9	78.4	79.8
Casualty and Liability Insurance	93.1	103.7	91.6	88.5	91.1
Financial and Professional Lines Insurance	149.7	150.3	149.1	143.0	125.0
Other Insurance (1)	19.1	37.0	15.4	12.4	6.8
Total Insurance	$403.7	$439.9	$404.8	$378.3	$361.0

Total Net Earned Premiums	$702.7	$820.3	$698.3	$705.4	$665.7
(1) Includes Aspen's share of written and earned premiums through Carbon Syndicate 4747 and its digital follow capacity through Ki's Lloyd's platform.

ASPEN INSURANCE HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders' Equity
	Three Months Ended March 31,
(in US$ millions)	2025	2024
Ordinary shares (1)
Beginning of period	$0.1	$0.1
End of period	0.1	0.1

Preference shares (2)
Beginning of period	970.5	753.5
Preference shares redeemed	(270.6)	—
End of period	699.9	753.5

Additional paid-in capital (1)
Beginning of period - share premium	761.7	761.7
End of period	761.7	761.7

Retained earnings
Beginning of period	2,029.7	1,793.5
Net income for the period	36.8	111.8
Dividends paid on preference shares	(12.5)	(13.6)
Dividends paid on ordinary shares	—	(25.0)
Preference share redemption costs(2)	(4.4)	—
End of period	2,049.6	1,866.7

Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments, net of taxes:
Beginning of period	(186.6)	(172.5)
Change for the period	9.7	(9.1)
End of period	(176.9)	(181.6)
(Loss)/gain on derivatives:
Beginning of period	(5.3)	(0.2)
Net change from current period hedged transactions	4.2	(0.5)
End of period	(1.1)	(0.7)
Unrealized (depreciation)/appreciation on available for sale investments, net of taxes:
Beginning of period	(198.2)	(227.6)
Change for the period	55.4	(24.1)
End of period	(142.8)	(251.7)
Total accumulated other comprehensive (loss)	(320.8)	(434.0)
Total shareholders' equity	$3,190.5	$2,948.0

(1) Ordinary shares and Additional paid-in capital have been retroactively adjusted to reflect the Ordinary Shares Exchange for all periods presented.
(2) On January 1, 2025, the Company redeemed its 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (the "AHL PRC Shares"), representing an aggregate amount of $275.0 million, plus a reclassification of $4.4 million, between retained earnings and preference shares, which represents the difference between the capital raised upon issuance, net of issuance costs and the final redemption cost.

	ASPEN INSURANCE HOLDINGS LIMITED
	Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(in US$ millions)	2025	2024

Net income	$36.8	$111.8
Other comprehensive income, net of taxes:
Available for sale investments:
Reclassification adjustment for net realized losses included in net income	2.7	3.5
Change in net unrealized gains/(losses) on available for sale securities held	52.7	(27.6)
Net change from current period hedged transactions	4.2	(0.5)
Change in foreign currency translation adjustment	9.7	(9.1)
Other comprehensive income/(loss)	69.3	(33.7)
Comprehensive income	$106.1	$78.1

	ASPEN INSURANCE HOLDINGS LIMITED
	Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(in US$ millions)	2025	2024

Net cash from operating activities	$105.1	$102.7
Net cash (used in) investing activities	(165.9)	(369.3)
Net cash (used in) financing activities	(12.5)	(13.6)
Effect of exchange rate movements on cash and cash equivalents	4.3	(4.5)
(Decrease) in cash and cash equivalents	(69.0)	(284.7)
Cash and cash equivalents at beginning of period	914.2	1,028.1
Cash and cash equivalents at end of period	$845.2	$743.4

(1) Cash and cash equivalents includes restricted cash for the three months ended March 31, 2025 of $152.9 million (the three months ended March 31, 2024 — $143.8 million) which are held in trusts.

	ASPEN INSURANCE HOLDINGS LIMITED
	Reserves for Losses and Loss Adjustment Expenses

(in US$ millions)	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024	For the Twelve Months Ended December 31, 2024

Reserves for losses and loss adjustment expenses at the start of the period	$8,122.6	$7,810.6	$7,810.6
Unpaid losses recoverable from reinsurers at the start of the period	(4,172.0)	(4,577.8)	(4,577.8)
Net reserve for losses and loss adjustment expenses at the start of the period	3,950.6	3,232.8	3,232.8

Movement in net reserve for losses and loss adjustment expenses for claims incurred
Current period	455.3	383.1	1,682.2
Prior period reserve development (1)	—	1.4	35.6
Total incurred	455.3	384.5	1,717.8

Net losses and loss adjustment expenses payments for claims incurred	(214.9)	(187.3)	(941.5)

Foreign exchange losses/(gains)	29.5	(23.5)	(58.5)

Net reserve for losses and loss adjustment expenses at the end of the period	4,220.5	3,406.5	3,950.6
Unpaid losses recoverable from reinsurers at the end of the period	4,228.4	4,389.5	4,172.0
Reserves for losses and loss adjustment expenses at the end of the period	$8,448.9	$7,796.0	$8,122.6

(1) Prior period reserve development includes an increase adjustment for the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years of $9.0 million (March 31, 2024 — $1.4 million).

ASPEN INSURANCE HOLDINGS LIMITED
Prior Year Reserve Movements

(in US$ millions)	Three Months Ended March 31, 2025				Three Months Ended March 31, 2024
	Gross*	Reinsurance Recoverables*	Impact of LPT Deferred Gain*	Net	Gross*	Reinsurance Recoverables*	Impact of LPT Deferred Gain*	Net
Reinsurance	$14.5	$(7.4)	$(4.9)	$2.2	$(15.5)	$15.5	$(6.0)	$(6.0)
Insurance	(18.9)	20.8	(4.1)	(2.2)	(7.7)	7.7	4.6	4.6
(Adverse)/favorable movements in reserves for prior years during the period	$(4.4)	$13.4	$(9.0)	$—	$(23.2)	$23.2	$(1.4)	$(1.4)

*Gross and reinsurance recoverables represent the prior year reserve movements for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio. The impact of LPT deferred gain reflects development in the 2019 and prior accident years net of the movement in the deferred gain on retroactive contracts.

	ASPEN INSURANCE HOLDINGS LIMITED
	Consolidated Investment Portfolio
(in US$ millions)	Fair Market Value
	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Fixed Income Securities - Available For Sale
U.S. government securities	$1,407.2	$1,480.6	$1,326.4	$1,260.9	$1,252.2
U.S. agency securities	7.4	7.2	7.4	7.2	7.2
Municipal securities	116.1	82.3	79.4	78.2	105.0
Corporate securities	2,161.8	1,986.4	1,964.2	1,933.8	2,039.4
Non-U.S. government securities	296.9	246.8	272.9	264.1	277.2
Non-U.S. government-backed corporate securities	130.2	131.3	144.2	136.6	129.1
Asset -backed securities	341.3	234.5	200.1	154.9	141.1
Mortgage-backed securities	627.2	523.1	561.2	548.4	553.2
Total fixed income securities - Available for sale	5,088.1	4,692.2	4,555.8	4,384.1	4,504.4
Short-term investments - Available for Sale	139.6	261.9	66.5	81.7	79.2
Privately-held investments - Available for sale	25.0	24.2	25.3	14.8	15.1
Total Investments - Available for sale	$5,252.7	$4,978.3	$4,647.6	$4,480.6	$4,598.7

Fixed Income Securities - Trading
U.S. government securities	$255.4	$261.3	$267.1	$260.5	$261.6
Municipal securities	2.2	1.6	2.0	2.1	3.1
Corporate securities	146.1	151.1	152.6	148.2	146.8
Non-U.S. government securities	25.6	24.4	24.2	23.4	23.8
Non-U.S. government-backed corporate securities	2.8	2.8	6.3	6.2	6.3
Asset-backed securities	599.7	625.2	688.7	705.2	914.2
Mortgage-backed securities	30.7	31.1	33.4	31.3	25.6
High yield loans	109.9	102.4	107.0	99.6	99.3
Total fixed income securities - Trading	1,172.4	1,199.9	1,281.3	1,276.5	1,480.7
Short-term investments - Trading	19.1	1.0	3.2	2.6	5.7
Catastrophe bonds - Trading	—	1.0	1.0	1.1	1.1
Privately-held investments - Trading	230.8	286.8	341.2	459.4	445.0
Total Investments - Trading	$1,422.3	$1,488.7	$1,626.7	$1,739.6	$1,932.5

Other Investments	$311.8	$274.5	$212.8	$216.2	$215.6

Total Investments	$6,986.8	$6,741.5	$6,487.1	$6,436.4	$6,746.8

Cash and cash equivalents	845.2	914.2	1,244.9	921.2	743.4
Accrued interest	59.7	54.6	55.0	53.1	54.8
Total Cash and Accrued Interest	$904.9	$968.8	$1,299.9	$974.3	$798.2

Total Cash, Accrued Interest and Investments	$7,891.7	$7,710.3	$7,787.0	$7,410.7	$7,545.0

ASPEN INSURANCE HOLDINGS LIMITED
Investment Analysis

(in US$ millions except for percentages)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Net investment income	$75.9	$79.1	$79.6	$82.5	$76.8
Net realized and unrealized investment (losses)/gains	(0.3)	(28.5)	6.1	(26.1)	(1.0)
Change in unrealized gains/(losses) on available for sale investments (before tax)	69.8	(69.4)	120.6	9.6	(26.7)
Total return on investments	$145.4	$(18.8)	$206.3	$66.0	$49.1

Portfolio Characteristics
Fixed income portfolio book yield	4.3%	4.2%	4.0%	4.0%	4.0%
Fixed income portfolio duration	3.3 years	2.9 years	2.5 years	2.5 years	2.4 years

	ASPEN INSURANCE HOLDINGS LIMITED
	Operating Income Reconciliation

Net income is adjusted to exclude after-tax change in net foreign exchange gains and losses, realized gains and losses in investments and non-operating items.
	Three Months Ended
(in US$ millions except where stated)	March 31, 2025	March 31, 2024

Net income available to Aspen Insurance Holdings Limited's ordinary shareholders	19.9	98.2
Add/(deduct) items before tax:
Net foreign exchange losses/(gains)	12.9	(9.1)
Net realized and unrealized investment losses	0.3	1.0
Non-operating expenses	8.3	6.2
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	11.9	7.8
Non-operating income tax (benefit)	(7.3)	(0.7)
Preference share redemption costs	4.4	—
Operating income	50.4	103.4

ASPEN INSURANCE HOLDINGS LIMITED
Derivatives

The following tables summarize information on the location and amounts of derivative fair values on the consolidated balance sheet as at March 31, 2025 and December 31, 2024:

		As at March 31, 2025			As at December 31, 2024
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value		Notional Amount	Fair Value
		($ in millions)			($ in millions)
Foreign Exchange Contracts	Derivative assets	$1,232.7	$19.2		$550.0	$17.0
Foreign Exchange Contracts	Derivative liabilities	$229.4	$(1.8)	(1)	$1,036.9	$(41.7)
Loss Portfolio Transfer Liability - Embedded Derivative	Derivative liabilities	$—	$(1.2)	(2)	$—	$(3.6)

(1)    Net of $0.8 million cash collateral (December 31, 2024 — $0.8 million)
(2)    The LPT contains an embedded derivative within the contract in relation to the variable interest crediting rate.

		As at March 31, 2025			As at December 31, 2024
Derivatives Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value		Notional Amount	Fair Value
		($ in millions)			($ in millions)
Foreign Exchange Contracts	Derivative liabilities	$118.5	$(1.0)	(1)	$158.0	$(4.2)

(1)    Net of $Nil cash collateral (December 31, 2024 — $2.0 million)

The following table provides the unrealized and realized (losses)/gains recorded in the statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 - “Derivatives and Hedging” for the three months ended March 31, 2025 and 2024.

		Amount of Gain/(Loss) Recognized on Derivatives
		Three Months Ended
	Location of (Loss)/Gain Recognized on Derivatives	March 31, 2025	March 31, 2024
Derivatives not designated as hedges		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	23.5	(17.5)
Loss Portfolio Transfer Liability - Embedded Derivative	Change in Fair Value of Derivatives	2.4	3.9

Derivatives designated as hedges
Foreign Exchange Contracts	General, administrative and corporate expenses	(0.8)	—
Foreign Exchange Contracts	Net change gross of tax from current period hedged transactions	5.2	(0.5)